UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

FORM 6-K
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REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a(16) OR 15d(16) OF THE
SECURITIES EXCHANGE ACT OF 1934

January 4, 2001

CREO PRODUCTS INC.
(Exact name of Registrant as specified in its charter)

3700 Gilmore Way
Burnaby, B.C. Canada V5G 4M1
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F    [ X ]             Form 40-F     [    ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes    [    ]             No     [ X ]

CreoScitex
3700 Gilmore Way
Burnaby, BC
Tel. +1-604-451-2700
Fax. +1-604-437-9891
www.creoscitex.com

FOR IMMEDIATE RELEASE

First Installation of Brisque to Trendsetter is a Huge Success

Vancouver, BC CANADA (January 4, 2001) - CreoScitex, a division of Creo Products Inc. (NASDAQ: CREO; TSE: CRE) announced today the first installation of Version 4.0 of the Brisque™ Digital Front End, at Laser Tech Color in Carlsbad, California. Running on an IBM® Tiger II platform, the Brisque DFE is driving the customer's CreoScitex Trendsetter®/Proofsetter™ directly, via the CreoScitex Turbo Screening Board.

The direct Brisque-to-Trendsetter connection is the culmination of intense development by the CreoScitex research groups in Herzlia and in Vancouver. It fulfills the commitment made by the company following the merger of the prepress operations of Creo and Scitex last year, and is in response to widespread customer requests to link the Prepress and Graphic Arts industries' leading DFE with the most popular platesetter in the market today.

According to Dave Brewer, a Director at Laser Tech Color, "With the direct Brisque-to-Proofsetter Spectrum connection, we're in an excellent position to meet our customers' increasing demands for contract digital halftone proofs. The direct connectivity makes us more competitive because we are able to provide the most accurate digital halftone proofs possible. Because the system is so intuitive and easy to use, it fits seamlessly into our workflow."

"Brisque Version 4.0 provides a wide variety of advanced features, in addition to the direct Brisque-to-Trendsetter connectivity," said Barry Quart, Director, Commercial and Publication Workflow at CreoScitex. "We're delighted that the first installation has gone so smoothly. Additional installations are already underway at several sites around the world, and we plan to release the version soon to our extensive Brisque customer base. In line with the CreoScitex philosophy of providing the most advanced tools available in the market, Brisque Version 4.0 will keep our customers at the leading edge of the prepress and graphic arts industry."

Additional advanced features offered in Brisque Version 4.0 include support of multiple output devices, versioning using a new QuarkXTension, spot color support and packaging applications. The new version also includes Screen2Go, an innovative new feature that enables the output of screened TIFF/G4 or LZW files from the Brisque DFE to any third-party output device.

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About CreoScitex

CreoScitex is a world leader in solutions for the graphic arts industry. Core product lines include image capture systems; inkjet proofers; thermal imaging devices for films, plates, and proofs; professional color and copydot scanning systems; and workflow management software. CreoScitex is also an Original Equipment Manufacture supplier of on-press imaging technology and components for digital presses. CreoScitex is a division of Creo Products Inc., which trades on NASDAQ (CREO) and the TSE (CRE).

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©2000 Creo Products Inc. CreoScitex is a division of Creo Products Inc. The CreoScitex product names mentioned in this document are trademarks or service marks of Creo Products Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

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Contacts:

CreoScitex (America)
Mark Sullivan
Tel: +1-781-280-7585
Fax: +1-781-275-5649
Email: mark_sullivan@creoscitex.com

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